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                                            FILED BY GENERAL ELECTRIC COMPANY
                                            PURSUANT TO RULE 425 UNDER THE
                                            SECURITIES ACT OF 1933
                                            SUBJECT COMPANY: INTERLOGIX, INC.
                                            COMMISSION FILE NO. 0-24900

                                    CONTACTS:
                                    GE INDUSTRIAL SYSTEMS
                                    Anne Witkavitch
                                    Manager--Communications & Public Affairs
                                    Tel:   860-747-7461
                                    Fax:   860-747-7393
                                    Email: anne.witkavitch@indsys.ge.com

                                    INFORMATION AGENT
                                    Morrow & Co., Inc.
                                    Stockholders call: 800-607-0088
                                    Banks and Brokerage Firms call: 800-654-2468
                                    Email: ILXI.INFO@morrowco.com

FOR IMMEDIATE RELEASE
---------------------

  GE Industrial Systems Extends Tender Offer for Shares of Interlogix, Inc.

FEBRUARY 8, 2002--PLAINVILLE, CT--GE Industrial Systems, a division of General Electric Company (NYSE: GE), today announced that the tender offer for shares of Interlogix, Inc. (NASDAQ: ILXI), which was commenced on December 28, 2001 and is currently scheduled to expire at 6 p.m., New York City time, on February 11, 2002, will be extended to expire at 6:00 p.m., New York City time, on February 19, 2002, to allow for the expiration of regulatory review periods in Austria and the Czech Republic. The proposed transaction received early termination under the HSR Act on January 14, 2002. As of the close of business on February 6, 2002, 16,763,489 Interlogix shares (approximately 86% of the total outstanding) had been tendered into the offer. GE continues to expect the transaction to close in the first quarter of 2002.

ABOUT GE INDUSTRIAL SYSTEMS
GE Industrial Systems is a global leader in manufacturing products used to distribute, protect and control electrical power and equipment and in supplying product and service solutions for commercial, industrial, residential and utility applications. GE Industrial Systems is one of GE's major businesses. GE is the world's largest diversified technology, manufacturing and services company with a commitment to achieving worldwide leadership. For more information visit the website at www.GEIndustrial.com.

WE URGE YOU TO READ THE PROSPECTUS, WHICH GE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A REGISTRATION STATEMENT ON FORM S-4 ON DECEMBER 28, 2001, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE OFFER. THE PROSPECTUS WAS SENT TO

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STOCKHOLDERS OF INTERLOGIX ON OR AFTER DECEMBER 28, 2001 TOGETHER WITH A
SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 PREPARED AND FILED BY INTERLOGIX. YOU MAY OBTAIN A FREE COPY OF THE PROSPECTUS, INTERLOGIX'S SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY GE OR INTERLOGIX, INCLUDING DOCUMENTS INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS, FROM THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN THIS INFORMATION FROM GE OR THE INFORMATION AGENT AT THE CONTACTS LISTED ABOVE.

THIS RELEASE INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THESE EXPECTATIONS DUE TO CHANGES IN GLOBAL POLITICAL, ECONOMIC, BUSINESS, COMPETITIVE, MARKET AND REGULATORY FACTORS. MORE DETAILED INFORMATION ABOUT THOSE FACTORS IS CONTAINED IN GE'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. GE DOES NOT ASSUME ANY DUTY TO UPDATE FORWARD-LOOKING
STATEMENTS. SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AS OF THE DATE HEREOF, AND ARE MADE ONLY AS OF THE DATE HEREOF.

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